                          OFFICE OF THRIFT SUPERVISION
                           DEPARTMENT OF THE TREASURY
                             Washington, D.C. 20552

                              --------------------

                                   FORM 10-QSB

                   QUARTERLY REPORT UNDER SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              ----------------------

                       PONCHATOULA HOMESTEAD SAVINGS, F.A.
             (Exact Name of Registrant as specified in its charter)
                                 (504) 386-3379

           Louisiana                                       72-1271955
(State of incorporation or organization)       (IRS Employer Identification No.)

195 North Sixth Street
Ponchatoula, Louisiana                                       70454
(Address of principal executive office)                (including zip code)

       Securities to be registered pursuant to Section 12(b) of the Act:

                                      NONE

       Securities to be registered pursuant to Section 12(g) of the Act:

                     Common Stock, par value $.10 per share
                                (Title of Class)

                                     INDEX

PART I - FINANCIAL INFORMATION

Financial Statements:

                                                                       Page

  Statements of Financial Condition -
           March 31, 1998 and December 31, 1997.....................    1-2

  Statements of Income -
           for the quarter ended
           March 31, 1998 and 1997..................................    3

  Statements of Stockholders' Equity
           for the quarter ended March 31, 1998
           and 1997.................................................    4

  Statements of Cash Flows -
           for the quarter ended March 31, 1998
           and 1997.................................................    5-6

  Notes to Financial Statements.....................................    7-9

  Management's Discussion and Analysis of Financial
           Condition and Results of Operations......................   10-13

Part II - OTHER INFORMATION

  Legal Proceedings.................................................   14

  Changes in Securities.............................................   14

  Defaults Upon Senior Securities...................................   14

  Submission of Matters to a Vote of Security
           Holders..................................................   14

  Other Information.................................................   14

  Exhibits and Reports on Form 8-K..................................   14

  Signatures........................................................   15

                      Ponchatoula Homestead Savings, F.A.
                       STATEMENTS OF FINANCIAL CONDITION
                   As of March 31, 1998 and December 31, 1997

                                     ASSETS

                                                              (UNAUDITED)     (AUDITED)
                                                                March 31,    December 31,
                                                                  1998          1997
                                                             -------------   ------------
                                                                   (In Thousands)

Cash and Cash Equivalents                                     $    579         $    609

Interest-bearing Deposits in Other Institutions                  1,031              645

Securities:

         Investment Securities Available
                  for Sale (Amortized Cost of
                  $2.6 million and $2.6 million)                 2,608            2,605

         Mortgage-Backed Securities
                  Available for Sale (Amortized
                  Cost of $13.7 million and $14.3 million)      13,760           14,261

         Mortgage-Backed Securities
                  Held to Maturity (Fair Value of
                  $10.1 million and $10.4 million)               9,977           10,301

         Federal Home Loan Bank Stock, at Cost                     704              584
                                                             -------------   ------------
                  Total Securities                              28,659           29,005

Loans Held for Sale                                              2,186            1,414

Loans Receivable                                                29,613           28,033
Leases Receivable                                                  290              301
                                                             -------------   ------------
                  Total Loans and Leases Receivable             29,903           28,334

         Less:  Allowance for Loan and Lease Losses               (266)            (265)
                                                             -------------   ------------
                  Net Loans and Leases Receivable               29,637           28,069

Premises and Equipment, Net                                        537              545
Accrued Interest Receivable                                        430              420
Other Assets                                                        38              127
                                                             -------------   ------------
                  Total Assets                                $ 61,487         $ 59,580
                                                             -------------   ------------
                                                             -------------   ------------

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                        (UNAUDITED)     (AUDITED)
                                                         March 31,     December 31,
                                                            1998          1997
                                                       -------------   ------------
                                                              (In Thousands)

Deposits                                                   $ 41,382     $ 42,111

Advances from Borrowers for Taxes and
         Insurance                                               30           32

Advances from Federal Home
         Loan Bank                                           13,900       11,500

Income Taxes Payable                                            126          162

Other Liabilities                                               165           40
                                                       -------------   ------------
                  Total Liabilities                          55,603       53,845


Stockholders' Equity:

         Common Stock - $.10 Par Value;
                  8,000,000 Shares Authorized, 606,479
                  Shares Issued and Outstanding in 1998
                  606,345 in 1997                                61           61

         Paid-in Capital in Excess of Par                     2,109        2,017

         Retained Earnings - Substantially Restricted         3,741        3,734

         Unrealized Gain (Loss) on Securities
                  Available for Sale, Net                        15          (35)
                                                       -------------   ------------
                                                              5,926        5,777

         Common Stock Acquired by Recognition Plans             (42)         (42)
                                                       -------------   ------------
                  Total Stockholders' Equity                  5,884        5,735
                                                       -------------   ------------
                  Total Liabilities and Stockholders'
                      Equity                               $ 61,487     $ 59,580
                                                       -------------   ------------
                                                       -------------   ------------

                      Ponchatoula Homestead Savings, F.A.
                              STATEMENTS OF INCOME

                 for the quarter ended March 31, 1998 and 1997

                                                                 (UNAUDITED)
                                                                QUARTER ENDED
                                                                   March 31,
                                                                1998      1997
                                                               -----      ----

                                                                 (In Thousands)

Interest Income:
         Loans and Leases                                    $   663    $   593
         Mortgage-Backed Securities                              373        380
         Investment Securities                                    44         44
         Other                                                    12         16
                                                             -------    -------
                  Total Interest Income                        1,092      1,033

Interest Expense:
         Deposits                                                463        507
         Borrowings                                              161        134
                                                             -------    -------
                  Total Interest Expense                         624        641
                                                             -------    -------
                  Net Interest Income                            468        392

Provision for (Recovery of) Loan and Lease
         Losses                                                    1        (16)
                                                             -------    -------

                  Net Interest Income After Provision for
                      (Recovery of) Loan and Lease Losses        467        408
                                                             -------    -------
Noninterest Income:
         Gain on Sale of Loans                                    62         44
         Loan Fees and Service Charges                            61         49
         Other Income                                              7          6
                                                             -------    -------
                  Total Noninterest Income                       130         99

Noninterest Expense:
         Compensation and Benefits                               210        192
         Occupancy and Equipment Expense                          40         36
         Federal Insurance Premium                                 7          1
         Net Real Estate Owned Expense                             0          3
         Other                                                   146        118
                                                             -------    -------
                  Total Noninterest Expense                      403        350
                                                             -------    -------
                  Income Before Provision for Income
                      Taxes                                      194        157

Income Taxes                                                      66         54
                                                             -------    -------
                  Net Income                                 $   128    $   103
                                                             -------    -------
                                                             -------    -------
Per Share:
         Earnings Per Common Share                              0.21       0.17
                                                             -------    -------
                                                             -------    -------
         Earnings Per Common Share - Assuming Dilution          0.21       0.17
                                                             -------    -------
                                                             -------    -------
         Cash Dividends Declared                                0.20       0.16
                                                             -------    -------
                                                             -------    -------

                      Ponchatoula Homestead Savings, F.A.
                       STATEMENTS OF STOCKHOLDERS' EQUITY

                 for the quarter ended March 31, 1998 and 1997

                                                        (UNAUDITED)  (UNAUDITED)
                                                          March 31,    March 31,
                                                            1998         1997
                                                          ---------    ---------
                                                              (In Thousands)

Common Stock:
         Balance - Beginning and End of Period            $    61     $    61
                                                          -------     -------
Paid-in Capital in Excess of Par:
         Balance - Beginning of Period                    $ 2,017     $ 1,697
                  Exercise of Stock Options                     1        --
                  Dividends Declared and Waived
                      by Holding Company                       91          73
                                                          -------     -------
         Balance - End of Period                          $ 2,109     $ 1,770
                                                          -------     -------
                                                          -------     -------

Retained Earnings:

         Balance - Beginning of Period                    $ 3,734     $ 3,843
                  Net Income                                  128         103
                  Cash Dividends                              (30)        (24)
                  Dividends Declared and Waived
                      by Holding Company                      (91)        (73)
                                                          -------     -------

         Balance - End of Period                          $ 3,741     $ 3,849
                                                          -------     -------
                                                          -------     -------
Unrealized Gain (Loss) on Securities
         Available for Sale, Net:
         Balance - Beginning of Period                    $   (35)    $  (101)
                  Net Change in Unrealized Gain (Loss)         50         (35)
                                                          -------     -------
         Balance - End of Period                          $    15     $  (136)
                                                          -------     -------
                                                          -------     -------
Director & Management Recognition Plans
         Balance - Beginning and End of Period            $   (42)    $   (57)
                                                          -------     -------
                                                          -------     -------



                      Ponchatoula Homestead Savings, F.A.
                            STATEMENTS OF CASH FLOWS

                 for the quarter ended March 31, 1998 and 1997

                                                                      (UNAUDITED)
                                                                       March 31,
                                                                 -------------------

                                                                1998            1997
                                                                ----            ----
Cash flows from operating activities:
  Net Income                                                           128              103
  Adjustments to reconcile net income
    to net cash provided by operating
    activities:
      Depreciation                                                       9                7
      Provision for (Recovery of) prior provision
        for loan and lease losses                                        1              (16)
      Net Amortization of Premiums on Securities                        18               12
      Stock Dividends on Federal Home
        Loan Bank Stock                                                 (9)              (7)
      Net (Increase) Decrease in Loans
        Held for Sale                                                 (772)           1,108

      Change in Assets and Liabilities
        (Increase) Decrease in Accrued
           Interest Receivable                                         (10)             48
        (Increase) Decrease in Other
           Assets                                                       89              44
        Increase (Decrease) in Income
           Taxes Payable                                               (36)            (79)
        Increase (Decrease) in Other
           Liabilities                                                  99              53
                                                                    ------           -----
              Net Cash Provided by (Used in) Operating Activities     (483)          1,273

Cash flows from Investing Activities:
  Purchases of Property and Equipment                                   (1)             (4)
  Maturities of Investment Securities                                  300             300
  Purchases of Investment Securities                                  (300)           (400)
  Maturities of Mortgage-Backed Securities                           1,221           1,093
  Purchases of Mortgage-Backed Securities                             (339)            --
  Net (Increase) Decrease in Loans and Leases Receivable            (1,570)          (518)
                                                                    ------           -----
              Net Cash Provided by (Used in) Investing Activities     (689)           471

                                                                         (UNAUDITED)
                                                                          March 31,
                                                                       ----------------
                                                                       1998        1997
                                                                       ------      -----
Cash flows from Financing Activities:
         Net Decrease in Money Market Accounts,
             NOW Accounts and Savings Accounts                          (154)      (748)
         Net Increase (Decrease) in Certificates
             of Deposit                                                 (575)     1,016
         Proceeds from (Repayment of) Federal Home
             Loan Bank Advances                                        2,400     (1,200)
         Increase (Decrease) in Advances from
             Borrowers for Taxes and Insurance                            (2)       (11)
         Dividends Paid on Common Stock                                  (30)       (24)
         Purchase of Federal Home Loan Bank Stock                       (111)        --
                                                                      ------     ------

                           Net Cash Provided by (Used In)
                                Financing Activities                   1,528       (967)
                                                                      ------     ------
Net Increase (Decrease) in Cash and
    Cash Equivalents                                                     356        777

Cash and Cash Equivalents -
    Beginning of Period                                                1,254      1,298
                                                                      ------     ------

Cash and Cash Equivalents -
    End of Period                                                      1,610      2,075
                                                                      ------     ------
                                                                      ------     ------

Supplemental Disclosures of Cash flow
    Information:
        Cash Payments for:
             Interest Paid to Depositors                                 463      1,636
                                                                      ------     ------
                                                                      ------     ------
                           Interest Paid on Borrowings                   161        134
                                                                      ------     ------
                                                                      ------     ------


Supplemental Schedules of Noncash
    Investing and Financing Activities:
        Real Estate Acquired in Settle-
             ment of Loans and Leases                                   --           60
                                                                      ------     ------
                                                                      ------     ------
                  (Increase) Decrease in Unrealized Loss
                      on Securities Available for Sale                    78        (53)
                                                                      ------     ------
                                                                      ------     ------

                  Increase (Decrease) in Deferred Tax
                      Effect on Unrealized Loss on Securities
                      Available for Sale                                  26         18
                                                                      ------     ------
                                                                      ------     ------

                        Ponchatoula Homestead Savings, F.A.
                           Notes to Financial Statements
                                    (Unaudited)
                              March 31, 1998 and 1997

Note 1 - Summary of Significant Accounting Policies -

     The accounting principles followed by Ponchatoula Homestead Savings, F.A. are those which are generally practiced within the savings and loan industry. The methods of applying those principles conform with generally accepted accounting principles and have been applied on a consistent basis.

     The accompanying unaudited financial statements were prepared in accordance with instructions for Form 10-QSB and, therefore do not include information or footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles. However, all adjustments (consisting only of normal recurring accruals) which, in the opinion of management, are necessary for a fair presentation of the financial statements have been included.

     Comprehensive Income

     The Financial Accounting Standards Board issued Statement No. 130 "Reporting Comprehensive Income", which becomes effective for fiscal years beginning after December 15, 1997. This statement establishes standards for reporting and display of comprehensive income and its components which are revenues, expenses, gains, and losses that under GAAP are included in comprehensive income but excluded from net income. Ponchatoula adopted this statement in 1998. The only component of comprehensive income included in the financial statements was an unrealized gain (loss) on securities available for sale, which was immaterial for all periods presented.

Note 2 - Dividends and Earnings Per Share -

     Ponchatoula declared a quarterly dividend of $.20 for the first quarter of 1998. The Mutual Holding Company waived receipt of dividends declared on all shares owned; the amounts waived have been recorded by Ponchatoula as additional paid-in capital. Total dividends paid to stockholders other than the Mutual Holding Company in the first three months of 1998 was $30,000 or $.20 per share. Under Federal regulations, Ponchatoula may not declare or pay a cash dividend on its capital stock if the effect thereof would cause Ponchatoula's regulatory capital to be reduced below the amount required for liquidity.

     Earnings per common share are computed by dividing net income by the number of shares of common stock outstanding, which is 606479 for the three month period ended March 31, 1998. Earnings per common share - assuming dilution, are computed by dividing net income by the number of shares of common stock outstanding plus the effect of diluted securities, which was 617940 for the three month period ended March 31, 1998.

Note 3 - Stock Option and Management Recognition Plans -

     1996 Stock Incentive Plan

     This program was designed to attract and retain qualified personnel in key positions, provide key employees with a proprietary interest in Ponchatoula as an incentive to contribute to the success of Ponchatoula and
reward key employees for outstanding performance.   An aggregate of 10,782
shares of authorized but unissued Common Stock of Ponchatoula was reserved for issuance under the Plan, which is equal to 7.5% of Common Stock issued to the public in connection with the formation of the mutual holding company ("the offering"). The exercise price of each option equals the market price of Ponchatoula's stock on the date of grant and an option's maximum term is 10 years. Options are granted and vested at the discretion of the Compensation Committee. Ninety percent of the options were granted on July
10, 1996.   At  December 31, 1997, shares available for grant under this plan amounted to 1,449 shares. There were 134 options exercised during the first three months of 1998

     1996 Directors' Stock Option Plan

     In order to attract and retain qualified directors for Ponchatoula, the Board of Directors and stockholders of Ponchatoula have adopted the 1996 Directors' Stock Option Plan. An aggregate of 3,594 shares of authorized but unissued Common Stock of Ponchatoula was reserved for issuance under the Directors' Stock Option Plan, which is equal to 2.5% of the Common Stock of Ponchatoula issued in the offering. The exercise price of each option equals the market price of Ponchatoula's stock on the date of grant and an option's maximum term is 10 years. Ninety percent of the options were granted on the date the Plan was approved by the stockholders of Ponchatoula, which was April 10, 1996. The options become exercisable after six months from the grant date.

     1996 Management Recognition Plan for Officers

     The objective of this plan is to enable Ponchatoula to provide officers and key employees with a proprietary interest in Ponchatoula as compensation for their contributions to the Association and as an incentive to contribute to Ponchatoula's future success. An aggregate of 4,312 shares of authorized Common Stock of Ponchatoula was issued to the Management Recognition Plan for Officers, which is equal to 3.0% of the Common Stock of Ponchatoula issued in the offering. The awards are allocated at the discretion of the Committee. Shares vest at the rate of 20% on each annual anniversary date.

     1996 Management Recognition Plan for Directors

     The objective of this plan is to enable Ponchatoula to provide non-employee directors with a proprietary interest in Ponchatoula as compensation for their contributions to Ponchatoula and as an incentive to contribute to Ponchatoula's future success. An aggregate of 1,434 shares of authorized Common Stock of Ponchatoula was issued to the Management Recognition Plan for Directors, which is equal to 1.0% of the Common Stock of Ponchatoula issued in the offering. Ninety percent of the awards were granted on the date the Plan was approved by the stockholders of Ponchatoula, which was April 10, 1996. The remaining 144 shares were granted April 10, 1997. Shares vest at the rate of 20% on each annual anniversary date.

Note 4 - The Conversion -

     On February 25, 1998, the Board of Directors of Ponchatoula and the Company adopted a Plan of Conversion and Agreement and Plan of Reorganization (the Plan). Pursuant to the Plan, (1) the Company, which owns approximately 75.2% of Ponchatoula, will convert from mutual to stock form and simultaneously merge into Ponchatoula, with Ponchatoula being the surviving entity; (2) Ponchatoula will then merge into an interim institution (Interim) to be formed as a wholly owned subsidiary of Homestead Bancorp, Inc., a newly formed Louisiana corporation formed in connection with the reorganization, with Ponchatoula being the surviving entity; and (3) the outstanding shares of Ponchatoula's common stock (other than those held by the Company, which will be canceled) will be converted into shares of common stock of Homestead
Bancorp, Inc.   Homestead Bancorp, Inc. will then offer for sale pursuant to the Plan additional shares equal to 75.2% of the common shares of Homestead Bancorp, Inc. Consummation of the Plan is subject to (i) the approval of the members of the Company, (ii) the stockholders of Ponchatoula and (iii) various regulatory agencies.

     Pursuant to the Plan, shares of Homestead Bancorp, Inc.' s common stock are expected to be offered initially for subscription by eligible members of the Company and certain other persons as of specified dates subject to various subscription priorities as provided in the Plan. The common stock will be offered at a price to be determined by the Board of Directors based upon an appraisal to be made by an independent appraisal firm. The exact number of shares to be offered will be determined by the Board of Directors in conjunction with the determination of the price at which the shares will be sold. At least the minimum number of shares offered in the conversion must be sold. Any stock not purchased in the subscription offering will be sold in a community offering expected to the commenced simultaneously with the subscription offering or, if necessary, in a syndicated community offering.

     The Plan provides that when the conversion is completed, a "Liquidation Account" will be established in an amount equal to the greater of (1) the retained earnings of Ponchatoula as of March 31, 1994 or (2) 75.2% of Ponchatoula's total stockholders' equity as reflected in its latest statement of financial condition in the final prospectus utilized in the conversion. The Liquidation Account is established to provide a limited priority claim to the assets of Ponchatoula to qualifying depositors as of specified dates (Eligible Account Holders and Supplemental Eligible Account Holders) who continue to maintain deposits in Ponchatoula after the conversion. In the unlikely event of a complete liquidation of Ponchatoula, and only in such an event, Eligible Account Holders and Supplemental Eligible Account Holders would receive from the Liquidation Account a liquidation distribution based on their proportionate share of the then total remaining qualifying deposits.

     Current regulations allow Ponchatoula to pay dividends on its stock after the conversion if its regulatory capital would not thereby be reduced below the amount then required for the aforementioned Liquidation Account. Also, capital distribution regulations limit Ponchatoula's ability to make capital distributions which include dividends, stock redemptions or repurchases, cash-out mergers, interest payments on certain convertible debt, and other transactions charged to the capital account based on their capital level and supervisory condition. Federal regulations also preclude any repurchase of the stock of Ponchatoula or its holding company for three years after the conversion, except for repurchases of qualifying shares of a director and repurchases pursuant to an offer made on a pro-rate basis to all stockholders and with prior approval of the Office of Thrift Supervision or pursuant to an open-market stock repurchase program that complies with certain regulatory criteria. Ponchatoula has retained the services of both a marketing firm and legal counsel for the specific purpose of implementing the Plan. Costs relating to the conversion will be deferred and, upon conversion, such costs and any additional costs will be charged against the proceeds from the sale of stock.

                        Ponchatoula Homestead Savings, F.A.

                        Managements Discussion and Analysis
                  Of Financial Condition and Results of Operations

                                   March 31, 1998

                                      General

     Ponchatoula's results of operation depend primarily on its net interest income, which is the difference between interest income on interest-earning assets and interest expense on interest bearing liabilities. Ponchatoula's principle interest-earning assets are loans and leases, mortgage-backed securities and investment securities. Ponchatoula's results of operations also are affected by the provision for losses on loans and leases; the level of its other income, including loan fees and service charges, federal insurance premiums, net real estate owned expense and miscellaneous other expenses; as well as its income tax expense.

                           Changes in Financial Condition

     At March 31, 1998, Ponchatoula's total assets, deposits and equity amounted to $61.5 million, $41.4 million, and $5.9 million respectively compared to $59.6 million, $42.1 million, and $5.7 million respectively at December 31, 1997. The increase in total assets of 1.9 million or 3.2% was due primarily to an increase of $1.6 million in the net loan and lease portfolio, combined with an increase of $772,000 in loans held for sale. The increase of 54.6% in loans held for sale was due to new loan originations exceeding new loan sales. Interest-bearing deposits in other institutions increased $386,000 or 59.8%, during the first three months to $1.03 million.

     Ponchatoula's short term borrowing from the Federal Home Loan Bank decreased during the first three months of 1998 by $600,000 or 5.2%.
Ponchatoula uses the proceeds from short term borrowing to finance the purchase of mortgage-backed securities. Ponchatoula's long term borrowing from the Federal Home Loan Bank increased during the first three months of 1998 by $3 million. Ponchatoula uses the proceeds from long term borrowing to fund long term fixed rate mortgages. Deposits with Ponchatoula have decreased $729,000 or 1.7%. The equity of Ponchatoula increased $149,000 or 2.6% in the first three months of 1998, as a result net income of $128,000 combined with a decrease in unrealized loss on available for sale of $50,000 offset by dividends paid out of $30,000.

                                      Capital

     As of March 31, 1998, Ponchatoula's unaudited regulatory capital exceeded all minimum capital requirements as indicated in the following table:



                                   Unaudited Regulatory Capital
                                   ----------------------------
                                    Tier 1
                                    Core                 Risk-Based
                                   Capital       %        Capital         %
                                   -------     -----     ----------     ------
GAAP Capital                       $5,884                 $5,884
Adjustments:
    Unrealized Gain on
    Securities Available
    for Sale                           15                     15
    General Valuation
     Reserves                          --                    250
                                   ------                 ------

Regulatory Capital                  5,869      9.53%       6,119        22.97%

Minimum Capital Requirements        2,461      4.0         2,130         8.0
                                   ------      -----      ------        ------

Excess Regulatory Capital          $3,408      5.53%      $3,989        14.97%


                                     Liquidity

     Ponchatoula is required under applicable federal regulations to maintain specific levels of "liquid" investments in qualifying types of United States Government, federal agency and other investments having maturities of five years or less. Current OTS regulations require that a Savings institution maintain liquid assets of not less than 5% of its average daily balance of net withdrawable shares.


                               Results of Operations

     Net income for the first three months of 1998 was $128,000 compared to $103,000 for the same period of 1997. The increase in net income of $25,000 or 24.3%, was primarily due to an increase in net interest income after provision for recovery of loan and lease losses of $59,000 or 14.5%, combined with an increase in non-interest income of $31,000 or 31.3%, offset by an increase in non-interest expense of $53,000 or 15.1%, and an increase of $12,000 or 22.2% in income tax expense. The increase in non-interest income is due to an increase in gain on sale of loans and an increase in loan fees, due to an increase in the volume of loans closed. The increase in total non-interest expense was attributable to an increase of $18,000 compensation expense combined with an increase of $28,000 in other non-interest expense. The increase in other non-interest expense is attributable to the increased loan volume.


                                Net Interest Income

     The primary source of earnings for Ponchatoula is net interest income; the difference between income generated from interest-earning assets less interest expense on interest-bearing liabilities. The primary factors that affect interest income are changes in the volume and type of interest-earning assets and interest-bearing liabilities, along with changes in market rates. Net interest income for the first three months of 1998 was $468,000 an increase of $76,000 or 19.4% over the same period of 1997. This increase in net interest income was primarily attributable to an increase in interest income of $59,000 or 5.7%, combined with a decrease in interest expense of $17,000 or 2.6% over the same period of 1997. The increase in interest income was due to an increase in interest received from Ponchatoula's loan and lease portfolio, offset by a decrease in interest earned on mortgage-backed securities. The decrease in interest expense was due to a decrease in interest paid on deposit accounts, offset by an increase in interest paid on Federal Home Loan Bank Advances. Interest rate spread is the yield of interest-earning assets minus the costs of interest-bearing liabilities. The interest rate spread for the first three months of 1998 was 2.81% as compared to 2.35% for the same period in 1997.

     The table of Average Balance Sheets and Interest Rate Analysis for the three months ended March 31, 1998 and 1997 on page 12, and the corresponding table of Interest Differentials on page 13, detail the effect of a change in average balances and the change in interest yield and interest cost have on net interest income for the respective periods.


                               Nonperforming Assets

     Nonperforming assets include non-accrual loans and leases and real estate owned. Loans are considered non-accrual when the principal or interest becomes 90 days past due or when there is uncertainty about the repayment of the principal and interest in accordance with the terms of the loans. Non-accrual loans at March 31, 1998 were $168,000 compared to $237,000 at March 31, 1997. The percentage of non-accrual loans and leases to total loan and leases at March 31, 1998 is 0.56%, down from 0.84% at March 31, 1997.

     Real estate owned is properties held for sale acquired through foreclosure or negotiated settlements of debt. At March 31, 1998 the Association had no real estate owned, compared to $201,000 at March 31, 1997. Nonperforming assets at March 31, 1998 were 0.27% of total assets compared to 0.40% at March 31, 1997.

                      Ponchatoula Homestead Savings, F.A.
              AVERAGE BALANCE SHEETS AND INTEREST RATE ANALYSIS

                for the quarter ended March 31, 1998 and 1997


                                                       March 31, 1998                     March 31, 1997
                                            --------------------------------     --------------------------------
                                             AVERAGE                  YIELD/      AVERAGE                  YIELD/
                                             BALANCE     INTEREST      RATE       BALANCE     INTEREST      RATE
                                            --------     --------     ------     --------     --------     ------
Interest - Earning Assets:
  Loans and Leases Receivable               $ 29,794         663      8.89%      $ 28,206        593       8.41%
  Mortgage - Backed Securities                24,174         373      6.17%        26,304        380       5.77%
  Investment Securities                        3,168          44      5.58%         2,959         44       5.92%
  Other Interest - Earning Assets                698          12      6.88%         1,093         16       6.08%
                                            --------     --------     ------     --------     --------     ------
  Total Interest - Earning Assets           $ 57,834       1,092      7.55%      $ 58,562      1,033       7.06%
Noninterest - Earning Assets                   1,316                                1,791
                                            --------                             --------
  Total Assets                              $ 59,150                             $ 60,353
                                            --------                             --------
                                            --------                             --------

Interest - Bearing Liabilities:
  Deposits                                  $ 41,767         463      4.43%      $ 44,432        507       4.57%
  Federal Home Loan Bank Advances             10,858         161      5.94%         9,950        134       5.38%
                                            --------     --------     ------     --------     --------     ------
  Total Interest-Bearing Liabilities        $ 52,625         624      4.74%      $ 54,382        641       4.71%
Noninterest - Bearing Liabilities                465                                  243
                                            --------                             --------
  Total Liabilities                         $ 53,090                             $ 54,625
                                            --------                             --------
                                            --------                             --------
Retained Earnings                           $  5,974                             $  5,548
                                            --------                             --------
  Total Liabilities and Retained Earnings   $ 59,064                             $ 60,173
                                            --------                             --------
                                            --------                             --------
Net Interest Income; Interest Rate Spread                 $  468      2.81%                   $  392       2.35%
                                                         --------     ------                  --------     ------
                                                         --------     ------                  --------     ------
Net Interest Margin as a % of
 Total Earning Assets                                                 3.24%                                2.68%


                          Ponchatoula Homestead Savings, F.A.
                                INTEREST DIFFERENTIALS

                     for the quarter ended March 31, 1998 and 1997


                                                 March 31, 1998 VS March 31, 1997
                                                 --------------------------------
                                                   CHANGE DUE TO
                                                 ------------------        TOTAL
                                                 VOLUME        RATE        CHANGE
                                                 ------       ------       ------
                                                          (In Thousands)
Interest - Earning Assets:
  Loans and Lease Receivable                     $  34        $  36        $  70
  Mortgage-Backed Securities                       (32)          25           (7)
  Investment Securities                              3           (3)           0
  Other Interest-Earning assets                     (7)           3           (4)
                                                 ------       ------       ------
    Total Interest Income                        $  (2)       $  61        $  59
Interest - Bearing Liabilities:
  Deposits                                       $ (29)       $ (15)       $ (44)
  Federal Home Loan Bank Advances                   13           14           27
                                                 ------       ------       ------
    Total Interest Expense                       $ (16)       $  (1)       $ (17)
Increase (Decrease) in Interest Differential     $  14        $  62        $  76
                                                 ------       ------       ------
                                                 ------       ------       ------


                     Ponchatoula Homestead Savings, F.A.
                                  FORM 10-QSB

                         Quarter Ended March 31, 1998


                         PART II - OTHER INFORMATION


Item 1 - Legal Proceedings:

         There are no matters required to be reported under this item.

Item 2 - Changes in Securities:

         There are no matters required to be reported under this item.

Item 3 - Defaults Upon Senior Securities:

         There are no matters required to be reported under this item.

Item 4 - Submission of Matters to a Vote of Security Holders.

Item 5 - Other Information:

         There are no matters required to be reported under this item.

Item 6 - Exhibits and Reports on Form 8-K:

         a.)Exhibits:
              No exhibits were filed on Form 8-K by the Registrant during the quarter ended March 31, 1998.

         b.)Reports:
              No reports on Form 8-K were filed by the Registrant during the quarter ended March 31, 1998.

                                  SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                       HOMESTEAD MUTUAL HOLDING COMPANY



Date: May 14, 1998                     BY /s/Lawrence C. Caldwell, Jr.
      -----------------------             -----------------------------
                                          Lawrence C. Caldwell, Jr.
                                          President and Chief Executive Officer



Date: May 14, 1998                     BY /s/Kelly Morse
      -----------------------             -----------------------------
                                          Kelly Morse
                                          Comptroller